Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

August 23, 2002

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated
Financial Statements
at March 31, 2002 and 2001

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Financial Statements
at March 31, 2001 and 2000

Contents

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Balance Sheets

at March 31, 2002 and 2001

	3.31.02	3.31.01
	Ps	Ps
ASSETS		
CURRENT ASSETS		
Cash (Note 6 a))	30,293,699	6,067,500
Time deposits and others (Note 6 b))	143,316	994,205
Trade receivables (Note 6 c))	122,846,259	101,531,408
Other receivables (Note 6 d))	38,729,579	24,250,479
Inventories (Note 6 e))	100,297,030	75,661,566
Other assets (Note 6 f))	3,317,808	16,617,412
Total Current Assets	295,627,691	225,122,570
NON-CURRENT ASSETS		
Trade receivables (Note 6 g))	1,119,577	-
Other receivables (Note 6 h))	74,765,110	92,658,346
Investments (Note 6 i))	16,509,883	13,057,194
Other assets (Note 6 j))	3,469,002	1,984,937
Property, plant and equipment (Note 10)	771,993,596	455,402,131
Intangible assets	14,965,386	24,403,626
Total Non-Current Assets	882,822,554	587,506,234
Total Assets	1,178,450,245	812,628,804

	3.31.02	3.31.01
	Ps	Ps
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 6 k))	192,581,806	128,156,287
Loans (Note 6 l))	339,635,593	119,759,243
Customers advances (Note 6 m))	9,528,864	3,338,396
Taxes and social security payable (Note 6 n))	14,979,845	14,173,775
Other liabilities (Note 6 o))	43,340,061	22,220,973
Provisions (Note 6 p))	4,644,573	7,859,496
Total Current Liabilities	604,710,742	295,508,170
NON-CURRENT LIABILITIES		
Accounts payable (Note 6 q))	18,903,109	9,280,440
Loans (Note 6 r))	746,201,902	257,633,085
Taxes payable (Note 6 s))	11,635,374	11,488,546
Other liabilities (Note 6 t))	13,847,033	3,462,811
Provisions (Note 6 u))	17,451,182	4,183,140
Total Non-Current Liabilities	826,038,600	286,048,022
Total Liabilities	1,430,749,342	581,556,192
STOCKHOLDERS' EQUITY	(252,299,097)	231,072,612
Total Liabilities and Stockholders' Equity	1,178,450,245	812,628,804

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Statements of Operations

for the three-month periods ended March 31, 2002 and 2001

	3.31.02	3.31.01
	Ps	Ps
Net sales (Note 16)	113,831,951	117,488,166
Cost of sales	(76,084,896)	(99,363,499)
Gross operating profit	37,747,055	18,124,667
Administrative expenses	(4,737,545)	(5,316,831)
Selling expenses	(3,521,850)	(4,216,168)
Depreciation and amortization	(11,268,201)	(12,875,144)
Amortization of capitalized exchange differences	(5,450,788)	-
Other expenses (Note 6 v))	(7,273,717)	(6,020,391)
Share of earnings of equity method investments (Note 8)	3,131,324	28,701
Other revenues and (expenses) - net (Note 6 w))	(91,229)	(13,918,098)
Subtotal	8,535,049	(24,193,264)
Financial and holding results		
Generated by assets (Note 6 x))	23,543,545	(5,488,082)
Generated by liabilities (Note 6 y))	(27,460,047)	(11,941,129)
Net exchange difference generated by current devaluation (Note 6 z))	(388,329,894)	-
Operating losses	(383,711,347)	(41,622,475)
Results from reorganization of operations (Note 20)	-	(17,251,815)
Loss before taxes	(383,711,347)	(58,874,290)
Income tax and tax on minimum notional income	-	(227,792)
Net loss for the period	(383,711,347)	(59,102,082)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity
for the three-month period ended March 31, 2002

Item	STOCKHOLDERS' CONTRIBUTIONS			Unappropriated retained losses	Total
	Subscribed capital				
	Shares outstanding	Adjustment to capital	Total		
	Ps	Ps	Ps	Ps	Ps
Balances at the beginning of the year	278,804,518	52,331,650	331,136,168	(199,723,918)	131,412,250
Net loss for the period as per unaudited interim consolidated statement of operations	-	-	-	(383,711,347)	(383,711,347)
Balances at the end of the period	278,804,518	52,331,650	331,136,168	(583,435,265)	(252,299,097)

The information is disclosed in units of currency of August 31, 1995, except for Subscribed capital account which, for legal reasons, must be disclosed at its nominal values and its adjustments must be shown under Adjustment to capital account.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity

for the three-month period ended March 31, 2001

Item	STOCKHOLDERS' CONTRIBUTIONS			Unappropriated retained losses	Total
	Subscribed capital				
	Shares outstanding	Adjustment to capital	Total		
	Ps	Ps	Ps	Ps	Ps
Balances at the beginning of the period	278,804,518	52,331,650	331,136,168	(40,961,474)	290,174,694
Net loss for the period as per unaudited interim consolidated statement of operations	-	-	-	(59,102,082)	(59,102,082)
Balances at the end of the period	278,804,518	52,331,650	331,136,168	(100,063,556)	231,072,612

The information is disclosed in units of currency of August 31, 1995, except for Subscribed capital account which, for legal reasons, must be disclosed at its nominal values and its adjustments must be shown under Adjustment to capital account.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Unaudited Interim Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2002 and 2001

	3.31.02	3.31.01
	Ps	Ps
Cash flows from operating activities		
Loss before taxes	(383,711,347)	(58,874,290)
Adjustments for:		
Depreciation and amortization	16,718,989	12,875,144
Financial and holding results	392,246,396	17,429,211
Share of earnings of equity method investments	(3,131,324)	(28,701)
Net gain on sale and disposal of property, plant and equipment	-	(73,289)
Net losses on sale and disposal of other assets	-	607,671
Results from reorganization of operations	-	17,251,815
Other provisions/allowances and other revenues and (expenses) - net	6,833,385	11,235,051
Operating cash flows before working capital changes	28,956,099	422,612
Decrease (increase) in receivables and other assets	12,475,751	(360,805)
Increase in inventories	(11,065,877)	(4,611,492)
Decrease in liabilities	(18,989,238)	(15,877,330)
Cash generated from (used in) operations	11,376,735	(20,427,015)
Dismissal and lawsuits indemnities paid	(3,879,834)	(7,265,693)
Net interest	242,555	(17,000,739)
Income tax	(13,237)	(1,578,833)
Net cash generated from (used in) operating activities	7,726,219	(46,272,280)
Cash flows from investment activities		
Net investments in property, plant and equipment	96,544	(1,359,992)
Decrease (increase) in intangible assets	899,660	(518,985)
Proceeds from sale of investments	50,000	-
Collection of dividends	264,000	-
Net cash generated from (used in) investment activities	1,310,204	(1,878,977)
Cash flows from financing activities		
Decrease in customers advances	7,155,643	(4,835,993)
Net bank and financial debt	(647,908)	13,703,333
Net cash generated from financing activities	6,507,735	8,867,340
Generation of funds due to devaluation	3,922,053	-
Increase (decrease) in cash and cash equivalents	19,466,211	(39,283,917)
Cash and cash equivalents at the beginning of the year	5,886,718	45,197,953
Cash and cash equivalents at the end of the period	25,352,929	5,914,036
Included in unaudited interim consolidated balance sheets as follows:		
Cash	30,293,699	6,067,500
Time deposits and others	143,316	994,205
Short-term loans - Bank overdrafts	(5,084,086)	(1,147,669)
Total	25,352,929	5,914,036

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 1 - THE COMPANY

Acindar Industria Argentina de Aceros S.A. ("Acindar" or the "Company") is the largest producer of non-flat steel products in Argentina. Acindar currently manufactures a broad range of products from one integrated steel production facility in Villa Constitución, Province of Santa Fe, Argentina ("Villa Constitución") and 22 finishing plants. The Company's principal market is Argentina. The Company's Argentine customers include distributors of steel products, other steel companies, manufacturers of original equipment for several industrial sectors including the automotive and the oil and gas industries and end users, mainly in the construction and agricultural sectors of the economy.

NOTE 2 – ARGENTINE ECONOMIC SITUATION

Argentina is immersed in a critical economic situation. The main features of the current economic context are great political, economic and social uncertainty. The successive changes of presidents and ministers, the social unrest and claims, the devaluation of the peso and the increase in domestic prices, together with the uncertain outcome of the negotiations with international credit organizations, jeopardize the institutional stability in a context in which unemployment has reached unprecedented levels.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. Subsequently, the Government declared default on external debt payments.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange System) dated February 8, 2002, that modified some of the measures included on Law N° 25561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these unaudited interim consolidated financial statements. On April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

NOTE 2 – ARGENTINE ECONOMIC SITUATION (Contd.)

Some of the measures taken by the Government, in force at the date of issuance of these unaudited interim consolidated financial statements, which have affected the Company's financial position are described below.

Exchange system

On February 8, 2002 the Government issued Decree 260 (Exchange System) establishing a single free exchange market system through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank.

Bank deposits in Argentine Banks

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies in Argentine Banks were converted to pesos at the exchange rate of Ps1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate are applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds.

Financial debt in foreign currency with Argentine Banks

Pursuant to Decree 214, debts denominated in U.S. dollars or other foreign currencies with Argentine Banks were converted to pesos at the exchange rate of Ps 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 an adjusting index (CER) and an interest rate are applied to these debts.

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements

at March 31, 2002 and 2001 (Contd.)

NOTE 2 – ARGENTINE ECONOMIC SITUATION (Contd.)

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of Ps 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of balances in foreign currency – Capitalization of exchange differences

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, the Company has recognized the effects of the devaluation in the quarter ended on March 31, 2002.

As established by Resolution 3/2002 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the National Securities Commission, exchange differences arising out of the devaluation of the Argentine currency as from January 6, 2002 and other effects derived from that devaluation on liabilities stated in foreign currency that existed at that date should be charged against the cost value of the assets acquired or constructed through such financing if the relationship is direct, and as an alternative criterion it will be possible to opt to give similar treatment to the exchange differences generated by indirect financing.

The Company has applied these rules, and has capitalized the following amounts:

	Direct Financing Ps	Indirect Financing Ps
Property, plant and equipment	99,221,168	219,336,058

NOTE 2 – ARGENTINE ECONOMIC SITUATION (Contd.)

For calculation of the capitalized exchange difference derived from indirect financing, they have been considered as made up of negative exchange differences generated by indirect financing and refinancing of specific liabilities.

The remaining exchange differences arising during the period were charged to income and disclosed under "Net exchange difference generated by current devaluation".

NOTE 3 – ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The deterioration of the economic and financial situation in Argentina has significantly accelerated since last August. Since that month, and after more than three years of recession, the construction market fell over 50% and the automobile industry 40%. The Company's sales and, consequently, its capacity to generate funds, are recording a sustained and sharp drop. At the same time, interest rates on financing have remained at an average level of 30% p.a. The situation of the financial system has almost eliminated the access to credit, causing the progressive deterioration of the capitalization structure of Argentine companies, a situation from which the Company has not been exempt.

In this context, the operation of the production facilities of the Company requires the use of all its resources and income to pay input, raw materials, salaries and services required for the manufacture and delivery of products, preventing payment of principal and interest on its financial debt.

This situation affects the debts with local and foreign bank entities, as well as those derived from the acquisition of certain fixed assets and holders of negotiable obligations.

The Company informed this situation to its financial creditors, as well as its intention to prepare a proposal contemplating the possible alternatives to face its financial obligations. The terms of the proposal will be compatible with the economic and financial prospects of the Company within the context of an economy subject to great uncertainty.

The principal measures that are being implemented to reverse the current situation are as follows:

- temporary suspension of payments of the bank debt and preparation of a restructuring proposal, to which end Acindar I.A.A.S.A contracted the financial advisory services of Credit Suisse First Boston;

NOTE 3 – ECONOMIC AND FINANCIAL POSITION OF THE COMPANY (Contd.)

- rescheduling of production activities to consider new export opportunities.

- negotiation with suppliers, to maintain competitive costs;

As a result of the devaluation of the Argentine currency at March 31, 2002, the Company records negative stockholders' equity. The stockholders will have to rebuild the capital stock to prevent the Company from being dissolved, as established by sub-section 5, section 94 of the Corporations Law.

NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a) Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Argentina "Argentine GAAP". Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company financial statements, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. These unaudited interim consolidated financial statements have been adapted in order to comply with the form and content of financial statements that are familiar to international investors. For that reason these unaudited interim consolidated financial statements do not include parent company financial statements.

The Stockholders' meeting held on August 10, 2001 approved the change of year-end closing date from June to December.

To facilitate comparability of these unaudited interim consolidated financial statements for the three-month period ended on March 31, 2002, the amounts corresponding to the three month period from January 1 and March 31, 2001 are disclosed.

NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b) Inflation

These unaudited interim consolidated financial statements have been prepared in conformity with General Resolution No. 368/01 and amendments of the National Securities Commission and reflect the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of controlling authorities, restatement of the financial statements has been discontinued. In accordance with Resolution No. 3/2000 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, the effect of inflation has again begun to be recognized since January 1, 2002.

These unaudited interim consolidated financial statements, however, have been prepared applying the valuation criteria established by General Resolution No. 398/02 of the National Securities Commission. Those criteria differ from professional accounting standards, mainly as regards the lack of recognition of the effects of inflation, which have given rise to significant differences in these unaudited interim consolidated financial statements.

At March 31, 2002 annual inflation totaled 34.28%. Had the variations in the general price level continued to be recognized in the financial statements through the end of the period, the main balances that would have been modified would be as follows:

	3.31.02
	Ps
Total assets	1,285,245,269
Total liabilities	1,430,749,342
Stockholders' equity	(145,504,073)
Net loss for the period	(321,931,683)

c) Related companies

The unaudited interim consolidated financial statements include assets, liabilities, profit and losses of the following related companies:

NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

c) Related companies (Contd.)

	Participation in subscribed capital	
	3.31.02	3.31.01
	%	%
Acindar Do Brasil Ltd.	100	100
Acindar Uruguay Industria Argentina de Aceros S.A.	100	100
Agrinsa Agroindustrial S.A.	100	100
Armax S.A.	100	50
Aser S.A. (in liquidation)	-	100
Clamet S.A.	100	100
Comercial Acindar Chile Ltd.	100	100
Impeco S.A.	100	100
Indema S.A.	100	100
Invertrad S.A.	-	100
Central Pedro de Mendoza S.A. (in liquidation)	86.4	86.4
Puar S.A.	100	100
Sampa S.A.	100	100
Tejimet S.A.	100	100

(1) Company consolidated line by line in the unaudited interim consolidated financial statements at March 31, 2002.

NOTE 5 - VALUATION CRITERIA

The main valuation criteria used in the preparation of the unaudited interim consolidated financial statements are as follows:

a) Cash, Trade receivables, Other receivables and Liabilities

These accounts are stated at nominal value, including accrued interest through period-end, as appropriate.

An allowance for doubtful accounts was set up based on the analysis of the aging of ordinary trade receivables and notes receivable and on the total amount of accounts in litigation. The provision is deducted from Trade receivables.

Past due debit notes for interest on late payment included under Trade receivables were written down, as collectibility is considered to be unlikely in the current economic context. The effect was recorded as interest under "Financial and holding results" generated by assets.

b) Time deposits and others

Time deposits are valued at cost plus accrued interest at the end of each period.

NOTE 5 - VALUATION CRITERIA (Contd.)

b) Time deposits and others (Contd.)

Government bonds are valued at their listed price at the end of each period, net of estimated selling expenses.

c) Inventories

Inventories are valued at cost of replacement. The aggregate value does not exceed estimated realizable value.

An allowance for inventory losses is recorded monthly to cover differences arising from physical counts, which are performed regularly on a rotating basis.

In addition, an allowance for decrease in book value of slow-moving items was set up to cover potential losses derived from their realization.

d) Other assets - Property, plant and equipment held for sale and assets in comodatum

This heading discloses property, plant and equipment removed from the productive process and held for sale and other assets. Their value does not exceed recoverable value.

e) Investments

Investments in companies with an ownership interest of between 20% and 50% of the outstanding voting shares are generally accounted for by the equity method. Investments of less than a 20% ownership interest are carried at the lesser of cost or the equity value.

Under the equity method of accounting, the proportionate share of the earnings or losses of each investment company is recognized in the consolidated statements of operations. Under the cost method, income is only recognized when dividends are received.

f) Property, plant and equipment

Property, plant and equipment are valued at acquisition cost restated in units of currency of August 31, 1995 for additions prior to that date. Additions subsequent to that date are valued at acquisition.

NOTE 5 - VALUATION CRITERIA (Contd.)

f) Property, plant and equipment (Contd.)

cost. Depreciation of fixed assets is calculated by the straight-line method over their estimated useful lives.

The remaining useful lives of the items making up the machinery caption corresponding the main productive areas of the Villa Constitución plant were redefined as of July 1, 2001, based on a study performed by independent experts. The economic effect of this change represents a lower fixed assets depreciation charge of approximately $ 12 million p.a..

Costs of maintenance and repairs are charged to income. The carrying amounts and accumulated depreciation of assets sold or retired are eliminated from the respective accounts and gains or losses realized from the sale are charged to income.

In accordance with Resolution 398/02 of the National Securities Commission, capitalization of the exchange difference amounting to $ 318.6 million generated by the devaluation of the Argentine currency has been included in this item.

The aggregate value of property, plant and equipment, taken as a whole, does not exceed their value of economic utilization to the Company.

g) Intangible assets

Professional fees and other expenses and costs incurred in the development of the Company's strategic Transformation Program, reorganizing of marketing and sales programs, redesigning and updating the management information systems and technical advice on the automation of rolling and steel-making processes have been capitalized and are being amortized by the straight-line method over a term of five years.

In addition, shown under this caption is the goodwill derived from the association with I.P.H. S.A.I.C.F. valued at cost, net of accumulated amortization. Goodwill is amortized by the straight-line method over a term of ten years.

h) Dismissal indemnities

Dismissal indemnities are charged to the "Provision for Restructuring", which was set up at December 31, 2001. At that date, this provision amounted to Ps 16,700,000. This program contemplates the Company's downsizing as a result of the industrial concentration process and the changes to the working modalities that are being implemented.

NOTE 5 - VALUATION CRITERIA (Contd.)

i) Income tax

The charge for income tax in certain subsidiaries is the amount estimated to be paid for the period in accordance with current tax legislation and the tax result at the end of the period.

j) Stockholders' equity

Equity accounts have been restated in constant pesos until August 31, 1995, except for the subscribed capital, which is stated at the original historical amount. The adjustment required to restate such value into constant pesos through the above-mentioned date is included under Adjustments to capital account.

k) Revenues and expenses

Revenues and expenses are credited or charged to income on an accrual basis.

l) Holding results

Holding results include changes in market value of investments and the effect of changes in the cost of replacement of inventories.

m) Amounts in foreign currencies

Amounts in foreign currencies are stated at the selling or buying exchange rate in effect at the end of each period, including accrued interest, if applicable.

Exchange gains and losses in the translation of such amounts are recognized in current operations, except for the capitalized exchange differences which have been included in "Property, plant and equipment" caption.

Valuation of the participation in foreign companies was made on the basis of the financial statements of these companies prepared in accordance with Technical Pronouncement No. 13.

n) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE 5 - VALUATION CRITERIA (Contd.)

o) Tax on minimum notional income

Law No. 25063 published in the Official Gazette on December 30, 1998 created the minimum notional income tax applicable to financial years ended as from December 31, 1998. This tax is calculated at the rate of 1% on assets determined in accordance with tax criteria.

Minimum notional income tax corresponding to the fiscal period from 1999 to 2001 is shown under non-current tax credits, as it is expected to be computed as payment on account of income tax within the ten years following that of payment, as established by Law No. 25063 and amendments.

On November 15, 2001 the Company was included in the register of beneficiaries of the Agreement to Improve Competitivity and Generate Employment, thus being exempt from payment of minimum notional income tax.

In the subsidiary Central Pedro de Mendoza S.A. (in liquidation), the minimum notional income tax was charged to income, as it was estimated that it would not be able to be claimed as a credit on account of income tax.

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS		
ASSETS		
CURRENT ASSETS		
a) Cash		
Cash on hand	944,609	616,062
Deposits in transit	2,209,491	1,592,486
Bank deposits	27,139,599	3,858,952
Total	30,293,699	6,067,500
b) Time deposits and others		
Government bonds	125,758	414,110
Time deposits and others	17,558	580,095
Total	143,316	994,205

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS		
ASSETS		
CURRENT ASSETS (Contd.)		
c) Trade receivables		
Trade	90,500,029	99,029,208
Related companies – Trade	34,345,859	3,226,204
Notes	16,869,241	4,938,038
Related companies – Notes	134,437	659,980
Allowance for doubtful accounts (1)	(18,721,088)	(6,322,022)
Allowance for discounts	(282,219)	-
Total	122,846,259	101,531,408
d) Other receivables		
Related companies	239,150	2,475,979
Dividends receivable from related companies	1,470,000	1,668,000
Related companies – Notes	-	190,956
Prepaid expenses	1,740,502	539,803
Sundry debtors	13,169,190	4,723,601
Tax credits (Note 7)	9,113,982	7,717,496
Advances to suppliers	5,012,368	1,111,488
Export tax rebates	1,685,075	1,423,191
Others	6,299,312	4,399,965
Total	38,729,579	24,250,479
e) Inventories		
Finished products	64,663,517	43,599,261
Raw materials	11,678,724	14,376,964
Materials	9,760,245	12,313,788
Advances to suppliers	11,188,812	3,380,576
Goods in transit	3,956,979	5,171,182
Allowance for inventory losses/Decrease in book values of inventories	(951,247)	(3,180,205)
Total	100,297,030	75,661,566
f) Other assets		
Property, plant and equipment held for sale and other assets	3,317,808	16,617,412
Total	3,317,808	16,617,412

(1) Debtors in litigation were disclosed net of the allowance for doubtful accounts

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements

at March 31, 2002 and 2001 (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS		
ASSETS		
NON-CURRENT ASSETS		
g) Trade receivables		
Notes	1,119,577	-
Total	1,119,577	-
h) Other receivables		
Related companies	32,711	198,890
Tax credits (Note 7)	72,757,485	89,930,925
Others	1,974,914	2,528,531
Total	74,765,110	92,658,346
i) Investments		
Related companies (Note 8)	16,468,427	13,017,024
Others	41,456	40,170
Total	16,509,883	13,057,194
j) Other assets		
Property, plant and equipment held for sale	1,698,653	-
Assets in comodatum	1,770,349	1,984,937
Total	3,469,002	1,984,937
LIABILITIES		
CURRENT LIABILITIES		
k) Accounts payable		
Trade	62,202,907	35,423,418
Unsecured notes payable	117,952,867	87,990,342
Related companies	8,391,686	3,198,602
Accrued interest and expenses	3,330,373	852,193
Others	703,973	691,732
Total	192,581,806	128,156,287
l) Loans		
Bank overdrafts (Note 12)	5,084,086	1,147,669
Secured loans (Note 12)	7,843,925	2,500,000
Unsecured loans (Note 12)	231,797,239	108,048,685
Negotiable Obligations (Note 12)	30,000,000	-
Accrued interest and expenses	64,910,343	8,062,889
Total	339,635,593	119,759,243

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS		
LIABILITIES		
CURRENT LIABILITIES (Contd.)		
m) Customers advances		
Customers advances	8,938,423	3,338,396
Relates companies	590,441	-
Total	9,528,864	3,338,396
n) Taxes and social security payable		
Salaries and wages	2,404,606	910,981
Withholdings, contributions and taxes payable	5,610,830	4,231,160
Taxes (net of prepayment)	2,622,888	3,699,474
Social security charges	4,341,521	5,332,160
Total	14,979,845	14,173,775
o) Other liabilities		
Accrued fees and expenses	11,594,159	9,046,348
Debt from Adaptation Program	9,479,332	6,263,350
Debts from legal claims	1,766,400	-
Unsecured notes payable	17,107,101	6,483,275
Fixed assets rental collected in advance	2,366,400	-
Accrued interest	254,272	100,000
Others	772,397	328,000
Total	43,340,061	22,220,973
p) Provisions		
Provision for lawsuit indemnities	2,796,742	2,876,276
Provision for restructuring	1,847,831	4,983,220
Total	4,644,573	7,859,496
NON-CURRENT LIABILITIES		
q) Accounts payable		
Trade	1,700	308,698
Unsecured notes payable	17,852,737	8,922,242
Related companies	-	49,500
Miscellaneous	1,048,672	-
Total	18,903,109	9,280,440

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements

at March 31, 2002 and 2001 (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS		
LIABILITIES		
NON-CURRENT LIABILITIES (Contd.)		
r) Loans		
Secured loans (Note 12)	451,783	1,250,000
Unsecured loans (Note 12)	283,750,119	118,083,148
Negotiable Obligations (Note 12)	300,000,000	110,000,000
Subordinated Convertible Negotiable Obligations (Note 12 and 15)	180,000,000	-
Stockholders (Note 12)	-	28,299,937
Total	764,201,902	257,633,085
s) Taxes payable		
Taxes payable	11,635,374	11,488,546
Total	11,635,374	11,488,546
t) Other liabilities		
Debt from Adaptation Program	2,428,623	2,104,042
Debts from legal claims	645,133	-
Fixed assets rental collected in advance	7,830,000	-
Others	2,943,277	1,358,769
Total	13,847,033	3,462,811
u) Provisions		
Provision for lawsuit indemnities	4,876,724	3,931,140
Provision for restructuring	12,574,458	252,000
Total	17,451,182	4,183,140
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS		
v) Other expenses		
Taxes	(497,960)	(574,575)
Doubtful accounts	(6,775,757)	(5,445,816)
Total	(7,273,717)	(6,020,391)
w) Other revenues and (expenses) – net		
Net gain on sale and disposal of property, plant and equipment	2,888	73,289
Others	(150,766)	(281,675)
Net losses on sale and disposal of other assets	-	(607,671)
Advice to find a strategic investor	-	(5,224,029)
Income (net) on other sales	115,642	463,334
Amortization of deferred charges	(3,981)	(1,722,322)
Amortization of assets in comodatum	(53,647)	(160,941)
Carried forward	(89,864)	(7,460,015)

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS		
w) Other revenues and (expenses) – net (Contd.)		
Brought forward	(89,864)	(7,460,015)
Indemnities and Provision for restructuring	(1,365)	(4,573,979)
Contingencies and charges for labor lawsuits	-	(1,500,000)
Expenses corresponding to advice for corporate reorganization	-	(384,104)
Total	(91,229)	(13,918,098)
x) Financial and holding results generated by assets		
Holding results	-	(630,607)
Holding results from inventories	22,466,200	(2,608,997)
Interest	1,277,836	(2,248,478)
Cash discounts	(200,491)	-
Total	23,543,545	(5,488,082)
y) Financial and holding results generated by liabilities		
Holding results	(53,959)	20,533
Interest	(26,261,338)	(11,285,416)
Tax on bank debits and credits	(1,123,162)	-
Taxes on interest	(21,588)	(676,246)
Total	(27,460,047)	(11,941,129)
z) Net exchange difference generated by current devaluation		
Generated by assets	50,244,578	-
Generated by liabilities	(438,574,472)	-
Total	(388,329,894)	-

NOTE 7 - OTHER RECEIVABLES - TAX CREDITS

The Company's current and non-current tax credits are summarized as follows:

	3.31.02	3.31.01
	Ps	Ps
Current		
VAT technical balance	5,737,106	3,430,042
Others	3,376,876	4,287,454
Total	9,113,982	7,717,496

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 7 - OTHER RECEIVABLES - TAX CREDITS (Contd.)

	3.31.02	3.31.01
	Ps	Ps
Non-current		
Tax benefits for industrial promotion	31,874,537	31,874,538
VAT technical balance	21,992,220	41,085,700
Tax on minimum notional income	18,585,380	16,696,550
Others	305,348	274,137
Total	72,757,485	89,930,925

NOTE 8 - INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES

a) Investments in unconsolidated related companies, recorded by the equity method, are as follows:

Company	Ownership interest		Investment by equity method		Share of earnings of equity method investments	
	2002	2001	2002	2001	2002	2001
	%	%	Ps	Ps	Ps	Ps
Acero Express S.A.	-	50.00	-	6,000	-	-
Armax S.A.	100.00	50.00	-	413,024	-	10,490
Fortunato Bonelli y Cía. S.A.	49.00	49.00	9,840,072	9,171,429	1,374,078	16,405
I.P.H. S.A.I.C.F.	33.00	33.00	6,600,355	4,876,948	1,757,246	19,111
Abemex S.A.	40.00	-	-	-	-	-
Sistemas Constructivos Integrales S.A.	-	50.00	-	(1,528,377)	-	(17,305)
			16,440,427	12,939,024	3,131,324	28,701

b) Investments in unconsolidated related companies, valued at restated cost, are as follows:

Company	3.31.02	3.31.01
	Ps	Ps
Rainbow S.A.	-	50,000
Eco Oil S.A.	28,000	28,000
	28,000	78,000

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements

at March 31, 2002 and 2001 (Contd.)

NOTE 9 - DEBT FROM PURCHASE OF COMPANIES

Laminfer S.A. - Impeco S.A.

During the year ended June 30, 1998 the Company purchased the entire capital stock of Laminfer S.A. and Impeco S.A., the leading manufacturers of structural pipes in Argentina. The purchase price amounted to US$ 20,402,275. The outstanding balance of US$ 5,702,275 is financed through notes with maturity date on January 31, 2002. At the date of issue of these unaudited interim consolidated financial statements, the Company has not paid the mentioned balance.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Principal accounts	Amount at the end of the period	Depreciation accumulated a the end of the period	Net book value at the end of the period
	Ps	Ps	Ps
Land	14,845,002	-	14,845,002
Buildings	258,258,879	151,454,365	106,804,514
Ports	18,634,229	10,498,750	8,135,479
Roads and bays	14,607,487	13,532,450	1,075,037
Railways installations and material	8,135,334	7,267,179	868,155
Vehicles and other equipment	7,997,754	7,479,437	518,317
Machinery and industrial equipment	970,472,034	658,009,323	312,462,711
Furniture and fixtures	9,610,633	8,331,164	1,279,469
Work in progress	6,031,099	-	6,031,099
Goods in transit	6,862,127	-	6,862,127
Advances to suppliers	5,248	-	5,248
Capitalized exchange differences Res. No. 398/02 of the National Securities Commission	318,557,226	5,450,788	313,106,438
Total at March 31, 2002	1,634,017,052	862,023,456	771,993,596

NOTE 11 - LIQUIDATION OF RELATED COMPANIES

On September 11, 2001 the stockholders of Sistemas Constructivos Integrales S.A. decided to dissolve and wind up the company. To this end, on November 2, 2001 the stockholders of the company approved the final liquidation balance sheet as of October 31, 2001. At the date of these unaudited interim consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.

NOTE 11 - LIQUIDATION OF RELATED COMPANIES (Contd.)

In addition, on November 12, 2001 the stockholders of Invertrad S.A. decided to dissolve and wind up the company. To this end, on March 6, 2002 the stockholders of the company approved the final liquidation balance sheet as of December 31, 2001. At the date of these unaudited interim consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.

These entities do not have significant operations and their liquidations are not expected to have a significant effect on the Company's unaudited interim consolidated financial statements.

NOTE 12 - SHORT AND LONG-TERM DEBT

a) By type of currency and rate of interest

	Currency	3.31.02	3.31.01	3.31.02	3.31.01
		Ps	Ps	%	%
SHORT-TERM LOANS					
Bank overdrafts	Ps	4,142,549	1,020,505	60.00	27.37
	US$	941,537	127,164	15.00	15.24
		5,084,086	1,147,669		
Secured loans	Ps	343,925	-	6.00	-
	US$	7,500,000	2,500,000	6.32	8.69
		7,483,925	2,500,000		
Unsecured loans	Ps	81,527,980	2,127,777	10.90	5.15
	US$	150,269,259	105,920,908	5.77	9.84
		231,797,239	108,048,685		
Negotiable Obligations	US$	30,000,000	-	5.57	-
LONG-TERM LOANS					
Secured loans	Ps	451,783	-	6.00	-
	US$	-	1,250,000	-	8.69
		451,783	1,250,000		
Unsecured loans	Ps	3,334,344	2,888,641	10.90	5.15
	US$	280,415,775	115,194,507	5.77	9.84
		283,750,119	118,083,148		
Negotiable Obligations					
Non-convertible Negotiable Obligations	US$	300,000,000	100,000,000	11.25	11.25
International Finance Corporation (IFC)	US$	-	10,000,000	-	7.77
		300,000,000	110,000,000		
Subordinated Convertible Negotiable Obligations	US$	180,000,000	-	7.50	-
Stockholders	US$	-	28,299,937	-	9.50

Ps: Argentine Pesos, US$: United States Dollars.

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans

Below is a summary of the Company's financial indebtedness. At the date of these unaudited interim consolidated financial statements, the Company has postponed the payment of its financial debt, as mentioned in Notes 3.

1. Non-convertible Negotiable Obligations

Amount: US$ 100,000,000.

Characteristics: These Negotiable Obligations are not convertible into ordinary shares, are unsecured and rank pari passu in right of payment with all other existing and future indebtedness of the Company.

Amortization: Maturing in February 2004, accruing interest at an annual rate of 11.25%. These bonds may be totally or partially redeemed by the Company after February 15, 2002, at the following redemption prices:

Year	Redemption %
2002	105.6250
2003	102.8125
2004	100.0000

Covenants: The Notes were issued under an Indenture which includes, among others, the following covenants: limitation on indebtedness if the consolidated coverage ratio does not exceed 2 to 1; limitation on indebtedness or capital stock of restricted subsidiaries; limitation on restricted payments; limitation on restrictions on distribution from restricted subsidiaries; limitation on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation on the sale of restricted subsidiaries; limitation on liens; limitation on sale/leaseback transactions; and limitation on changes in the nature of the business.

In the event of non-compliance, the noteholders can declare the obligation past due and demand payment. At the date of issue of these unaudited interim consolidated financial statements, no payment request has been received from the creditors.

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC)

An investment agreement was entered into with the IFC on February 9, 1995 to finance the Transformation Program. The following are the principal conditions of the loans granted as part of the investment agreement:

<u>"A" Loan</u>

Amount: US$ 15,000,000.

Amortization: Payable in 12 semiannual installments of US$ 1,250,000 beginning February 12, 1997 and ending August 12, 2002.

Interest: LIBOR plus 2.75% annually (payable every six months).

As of March 31, 2002 ten installments have been paid.

<u>"B" Loan</u>

Amount: US$ 20,000,000.

Amortization: Payable in 9 semiannual installments of US$ 2,222,222 beginning February 12, 1997 and ending February 12, 2001.

Interest: LIBOR plus 2.50% annually (payable every six months).

As of March 31, 2002 the loan has been totally paid.

<u>"C" Loan</u>

Amount: US$ 10,000,000.

Characteristics: These are Negotiable Obligations convertible into Class "B" common shares at the holder's option. Issue date: February 9, 1995.

Amortization: Payable in one single maturity in February 2003.

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC) (Contd.)

Conversion: Conversion price is equal to Ps 1.50 per share multiplied by the conversion premium. Holders are entitled to anticipated conversion during the following periods:

February 9, 2002 to February 8, 2003 (conversion premium = 1.45)

Interest: LIBOR plus 2% annually (payable every six months).

In addition, loans were subscribed with the same entity according to the following characteristics:

Stand-by loan

Amount: US$ 70,000,000.

Amortization: US$ 45,000,000 in 10 semiannual installments of US$ 4,500,000 counted as from May 15, 1999, the remaining US$ 25,000,000 being repayable in 18 semiannual installments of US$ 1,388,888 counted as from April 15, 2001.

Interest: LIBOR plus 3% annually (payable every six months).

As of March 31, 2002 five installments corresponding to the US$ 45,000,000 tranche and one installment corresponding to the US$ 25,000,000 tranche have been settled.

Loan for the financing of fixed assets

Amount granted: US$ 50,000,000.

Amount disbursed: US$ 50,000,000.

Amortization: US$ 25,000,000 in 18 semiannual installments of US$ 1,388,888 beginning April 15, 2001, the remaining US$ 25,000,000 being repayable in 11 semiannual installments of US$ 2,272,727 counted as from October 15, 2004.

Interest: LIBOR plus 3% annually.

As of March 31, 2002 one installment of the first US$ 25,000,000 tranche has been paid.

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC) (Contd.)

Covenants: Include, among others, that the Company shall not: (i) declare or pay any dividends or make any distribution of its capital if an event of default has occurred and is continuing, or (ii) create or permit to exist (including consolidated subsidiaries) any lien on any property, revenues or other assets, present or future. In addition, as from January 10, 1997, the Company is required to maintain: (i) a consolidated debt-to-equity ratio of no more than 1.1 to 1.0, and (ii) a debt coverage ratio of no less than 1.2 to 1.0.

Main events of default:

a) default on payments of principal or interest;
b) default on other debt; or
c) the Company fails to observe or perform any of its obligations under its agreements with IFC.

In the event of non-compliance with the clauses in the loan agreements with the International Finance Corporation, this entity can declare the obligation past due and demand payment. At the date of issue of these unaudited interim consolidated financial statements, no payment request has been received from the creditors.

3. Bayerische Vereinsbank

Original amount: US$ 11,390,000 Hermes Bayerische - Marcegaglia Loan

Characteristics: This is a loan obtained with the guarantee of the loan export-import bank agency of the German government (Hermes) for equipment purchases from suppliers of that country. Hermes is the guarantor with coverage of 95% on the Marcegaglia Loan.

Hermes Bayerische - Marcegaglia Loan (agreement date: March 1, 1994)

Amortization: Payable in 14 semiannual installments of US$ 813,571, beginning on April 18, 1997 and ending on October 18, 2003.

Interest: LIBOR plus 1.125% annually.

As of March 31, 2002 nine installments have been paid.

Acindar Industria Argentina de Aceros S.A.

Notes to the Unaudited Interim Consolidated Financial Statements
at March 31, 2002 and 2001 (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

4. Bayerische HypoVereinsbank

Original amount: US$ 14,513,495 Sace Bayerische - Danieli Loan

Characteristics: This loan is obtained with guarantee from the loan export agency of the Italian government (Sace) for the purchase of equipment from Italian suppliers.

Amortization: 14 semiannual installments amounting to US$ 1,036,678 as from May 22, 2000 up to November 22, 2006.

Interest: LIBOR plus 0.70% annually.

As of March 31, 2002 three installments have been paid.

c) Commercial and financial debt by maturities

- Short-term commercial and financial debt:

Period	Ps
Past due	323,048,160
To be due	209,169,239
Total	532,217,399

- Long-term commercial and financial debt. Maturities at March 31:

Year	Ps
2004	190,445,127
2005	217,930,500
2006	222,257,572
2007	41,929,891
2008 onwards	110,541,921
Total	783,105,011

NOTE 13 - APPLICATION OF FUNDS DERIVED FROM THE ISSUE OF NON-CONVERTIBLE NEGOTIABLE OBLIGATIONS AND THE ISSUE OF SUBORDINATED CONVERTIBLE NEGOTIABLE OBLIGATIONS

The funds obtained from the issue of Non-convertible Negotiable Obligations were applied as follows: Short and long-term commercial debts: Ps 47,636,000, Bank and financial debt: Ps 39,152,000, Working capital: Ps 8,712,000.

The proceeds of the issue of Subordinated Convertible Negotiable Obligations were totally applied to the settlement of short-term financial liabilities.

NOTE 14 - STATUS OF CAPITAL

a) The status of capital at March 31, 2002 is as follows:

	Ps
Capital registered at the Public Register of Commerce	278,804,518
Capital issued	278,804,518
Capital subscribed	278,804,518
Capital paid-up	278,804,518

b) Changes in capital for the last four years:

Date: Stockholders' Meeting approving the issue	Date: Authorization for public offer	Form of placement	Capital stock Ps
Capital stock as per balance sheet at June 30, 1998			232,651,398
8. 5.96	10.10.96	Conversion of Negotiable Obligations convertible into shares	98,656
11.10.98	3. 7.00	Capital increase	54,464
6.28.00	12. 5.00	Capital increase	46,000,000
Total subscribed and paid-up at March 31, 2002			278,804,518

As a result of the devaluation of the Argentine currency at March 31, 2002, the Company records negative stockholders' equity. The stockholders will have to rebuild the capital stock to prevent the Company from being dissolved, as established by sub-section 5, section 94 of the Corporations Law.

NOTE 15 - SUBORDINATED NEGOTIABLE OBLIGATIONS COMPULSORILY CONVERTIBLE INTO ORDINARY CLASS "B" SHARES

Original amount: US$ 60,000,000

Characteristics: these Subordinated Convertible Negotiable Obligations will be converted into ordinary Class "B" shares at a conversion price of $ 1 (one peso) per share as follows: (i) at the option of holders at any time as from the date of issue through maturity, (ii) on a compulsory basis on maturity and (iii) at the option of their holders as a result of declaration of the lapsing of corresponding terms.

Expiry date: May 28, 2005.

Interest: These Subordinated Convertible Negotiable Obligations bear interest at an annual 7.5% rate payable on a yearly basis; interest will be payable in Subordinated Convertible Negotiable Obligations of the same characteristics and conditions as those described above.

The majority of these Subordinated Convertible Negotiable Obligations were bought by the principal stockholders of the Company and contain certain grounds for non-compliance. In the event of non-compliance, the holders of at least 25% of the face value of those notes may declare the principal claimable and payable in dollars or Class B shares, at the option of the holders.

At March 31, 2002, the Company has incurred in certain events of default; however no claim has been received from the noteholders at the date of issue of these unaudited interim consolidated financial statements.

NOTE 16 - SUPPLEMENTARY INFORMATION ON SALES

	3.31.02	3.31.01
	Ps	Ps
Domestic market net sales	57,063,955	92,295,865
Export market net sales (1)	56,767,996	25,192,301
Total	113,831,951	117,488,166

(1) Include sales to agents for final export amounting to Ps 38,932,913

NOTE 17 - TAX LOSS CARRYFORWARDS

The accumulated tax loss carryforwards of the Company and its local subsidiaries amounted to Ps 183,732,153. The breakdown of this balance is as follows:

Expiring during the year ending:	Ps
2002	897,268
2003	29,035,713
2004	43,253,372
2005	63,843,435
2006	46,587,918
2006 (estimated)	114,447
Total	183,732,153

The tax loss carryforwards of the Company's foreign subsidiaries amounted to US$19,923,451. The breakdown of this balance is as follows:

	US$
Acindar do Brasil Ltda.	6,897,899
Comercial Acindar Chile Ltda.	13,025,552
	19,923,451

NOTE 18 - RESTRICTIONS ON DISTRIBUTION OF EARNINGS

In accordance with the Corporations Law, the Company's by-laws and Resolution No. 372/01 of the National Securities Commission, 5% of the profits for the year plus (less) prior years' adjustments must be transferred to the Legal Reserve until such Reserve reaches 20% of restated capital. Before any distribution is made the Legal Reserve must be recovered.

The commitments assumed with some official foreign banks, the contract signed with the IFC for the financing of the Investment Program and the conditions for the issue of Non-convertible Negotiable Obligations due in 2004 contain some covenants which, in some cases, restrict the distribution of dividends.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

1. From business

The Company has entered into a long-term electricity supply contract with Central Piedra Buena S.A. This contract has a term of 7 years beginning on May 1, 1997 and provides for the purchase

NOTE 19 - COMMITMENTS AND CONTINGENCIES (Contd.)

1. From business (Contd.)

of 40 Mwh of electricity per 24-hour day. If the service is suspended at the initiative of the Company, the penalty due would be US$ 9.59/Mwh for electricity pending delivery up to the expiry of the contract. At March 31 2002, the Company was not in default under this contract.

The Company entered into a long-term electricity supply contract with Hidroeléctrica Piedra del Aguila S.A. under which the Company is committed to purchase 85 Mwh of electricity, subject to adjustments of plus or minus 20%, for a fixed price, and according to inflationary adjustments based on the United States Industrial Wholesale Price Index. This contract is in effect for 5 years as from May 1, 1998. At March 31, 2002, the Company was not in default under this contract.

In addition, the Company has entered into a contract with Litoral Gas for the exclusive supply of natural gas for the period between July 1, 1996 and June 30, 2005. In consideration for exclusivity, the Company is entitled to a discount on its purchases under the contract. The penalty applicable to the Company for terminating the contract without due cause would be calculated on the basis of discounts received, which are based on the quantity of gas already consumed. Consequently, the cost of terminating the contract depends on the moment of such termination by the Company.

2. Legal matters

The Company is a party to certain labor lawsuits and other claims at an administrative instance relating to the normal course of its business. Considering provisions already recorded, it is estimated that the outcome of these lawsuits will not have a material adverse effect on the Company's income.

3. Encumbered assets

At March 31, 2002, the Company has the following encumbered assets:

Encumbered assets	Type of encumbrance	Carrying value of encumbered assets	Original amounts of secured debts	Remaining balances of secured debts
		Ps	US$	Ps
Property, plant and equipment	Mortgage and pledge	25,720,765	11,050,000	8,295,708

NOTE 19 - COMMITMENTS AND CONTINGENCIES (Contd.)

4. Guarantees

At March 31, 2002 a bond had been granted for Ps 3,650,000 in favor of Sistemas Constructivos Integrales Sociedad Anónima, a corporation organized by Invertrad S.A. and Eléctrica del Plata S.A., in connection with the obligations assumed by Sistemas Constructivos Integrales Sociedad Anónima before Entwicklungs- u. Verwertungs-Gesellschaft m.b.H., supplier of the technology required for its operations, as a result of the License and Equipment Supply Contracts entered into by the above-mentioned companies.

Acindar Industria Argentina de Aceros S.A. and Sociedad Comercial del Plata S.A. act as sureties with respect to the obligations assumed with the above-mentioned supplier.

In addition, at March 31, 2002 the shares in Agrinsa Agroindustrial S.A. have been assigned to the Dirección General Impositiva in guarantee of deferrals for a total amount of Ps 9,007,000.

Furthermore, at March 31, 2002 a surety amounting to Ps 150,000 was granted in favor of Banco del Suquía for the subsidiary Armax S.A. to be allowed to overdraw.

5. Memorandum accounts

At March 31, 2002 there are warrants received in guarantee for a total of US$ 7,382,309.

6. Value items discounted

At March 31, 2002 there are customer checks discounted for Ps 1,301,882, and notes discounted for Ps 7,407,871.

NOTE 20 - REORGANIZATION OF OPERATIONS

As a result of the strategic association with Companhia Siderúrgica Belgo-Mineira in November 2000, the Company has initiated a business Reorganization Program under which the decisions adopted so far have been aimed at discontinuing unprofitable operations, suspending investment plans aimed at extending the operating capacity of the mill and selling the equipment acquired to that end.

A continuing process for the closing down of less efficient businesses was initiated by the Company, including the closing down of certain plants and the write-off of related assets.

NOTE 20 - REORGANIZATION OF OPERATIONS (Contd.)

Accordingly, at March 31, 2001, the Company decided to record the following adjustments having an effect on "Results from reorganization of operations":

	In million pesos
- Write-off rolling mill No. 3	15.3
- Decrease book value investment in Sistemas Constructivos Integrales S.A.	2.0
Total	17.3

NOTE 21 - SUBSEQUENT EVENTS

On April 30, 2002, the Stockholders' Ordinary and Extraordinary meeting approved the following:

- to partially absorb the unappropriated retained losses for Ps 199,723,918 with the Adjustment to Capital Account amounting to Ps 52,331,650.

- to make an obligatory capital stock reduction from Ps 278,804,518 to Ps 139,402,259, as a consequence of unappropriated retained losses, which implies a 50% capital reduction based on the consolidated financial statements at December 31, 2001.

- the prior merger agreement of Sampa S.A., Indema S.A., Puar S.A., Clamet S.A. and Tejimet S.A. by Acindar Industria Argentina de Aceros S.A.

No events other than those publicly known have taken place which could have a significant effect on the equity, financial or economic situation of the Company.

rom the original prepared in Spanish for publication in Argentina (*)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE UNAUDITED M CONSOLIDATED FINANCIAL STATEMENTS

President and Directors of
ıar Industria Argentina de Aceros Sociedad Anónima

1. We have carried out a limited review of the unaudited interim consolidated balance sheets of Acindar Industria Argentina de Aceros Sociedad Anónima at March 31, 2002 and 2001, the related unaudited interim consolidated statements of operations, of changes in stockholders' equity and of cash flows for the three-month periods then ended and of the complementary notes 1 to 21. These unaudited interim consolidated financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with standards established by the Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. For the reasons explained in Note 4. b), the Company has not prepared the unaudited interim consolidated financial statements in uniform currency as required by Resolution MD 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. The effect on the unaudited interim consolidated financial statements from using nominal currency has been quantified by the Company and included in that note.

4. As established by Resolution No. 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, and as explained in Note 2, as from the quarter ended March 31, 2002 the Company recognized the effects of the devaluation of the Argentine peso. In addition, in accordance with the guidelines of Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution

Condensed from the original prepared in Spanish for publication in Argentina (*)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS ON THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of
Acindar Industria Argentina de Aceros Sociedad Anónima

1. We have carried out a limited review of the unaudited interim consolidated balance sheets of Acindar Industria Argentina de Aceros Sociedad Anónima at March 31, 2002 and 2001, the related unaudited interim consolidated statements of operations, of changes in stockholders' equity and of cash flows for the three-month periods then ended and of the complementary notes 1 to 21. These unaudited interim consolidated financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with standards established by the Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. For the reasons explained in Note 4. b), the Company has not prepared the unaudited interim consolidated financial statements in uniform currency as required by Resolution MD 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. The effect on the unaudited interim consolidated financial statements from using nominal currency has been quantified by the Company and included in that note.

4. As established by Resolution No. 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, and as explained in Note 2, as from the quarter ended March 31, 2002 the Company recognized the effects of the devaluation of the Argentine peso. In addition, in accordance with the guidelines of Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution

No. 398 of the National Securities Commission, the Company capitalized certain exchange differences related to the direct and indirect financing of Property, plant and equipment, for $ 313 million under that caption (net of amortization). The Company has calculated the recoverable value of those assets based on projections of future results prepared on the basis of estimates. Recoverability of the amount recognized in the cost of those assets depends on the fulfillment of the assumptions taken into account in preparing the projections.

5. Note 2 details conditions prevailing in Argentine exchange markets at the end of the three months period ended at March 31, 2002 and the economic measures issued by the Government to confront the national crisis, some of which may not have been issued at the date of issuance of these unaudited interim consolidated financial statements. The impact generated by measures adopted to date by the Government on the financial position of the Company as of March 31, 2002, detailed in Note 2, was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's unaudited interim consolidated financial statements may not inform all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, the Company's unaudited interim consolidated financial statements should be read under the light of circumstances herein described.

6. As explained in Note 3, in recent years the Company recorded a drop in sales and, consequently, in its capacity to generate funds. As a result of this situation, in December 2001 the Company notified its decision to postpone the payment of certain bank, financial and commercial obligations. Certain long-term debts could become claimable at the request of creditors, in which case they should be reclassified to current liabilities. Acindar Industria Argentina de Aceros Sociedad Anónima has contracted an international financial advisor to obtain assistance for the restructuring of its liabilities.

7. As mentioned in Note 3, due to the devaluation of the Argentine currency, the Company lost its capital at March 31, 2002. As a result, the stockholders should agree to rebuild the capital stock to prevent the dissolution of the Company, as established by section 94, sub-section 5) of the Corporations Law.

8. The Company has prepared the accompanying unaudited interim consolidated financial statements assuming the Company will continue as a going concern. Consequently, these unaudited interim consolidated financial statements do not include the effects of the potential adjustments and reclassifications that might be required if the situations described in paragraphs 3. to 7 are not resolved . in favour of the continuity of the Company's operations, and the Company is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

PRICEWATERHOUSECOOPERS

9. Based on our reviews we report that the consolidated financial statements of Acindar Industria Argentina de Aceros S.A. as of March 31, 2002 and 2001 consider all facts and circumstances which are known to us and we have no observations to make regarding them other than those mentioned in paragraph 3. to 8.

Buenos Aires, May 27, 2002

PRICE WATERHOUSE & CO.

By (Partner)
Juan P. Jackson

(*) The accounting and auditing standards referred to are those established in Argentina. These auditing standards closely approximate those established in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: August 23, 2002

By: ______________________
Jorge N. Videla